EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2001	2002	2003	2004	2005	9/30/2006	9/30/2006
EARNINGS
Income Before Income Taxes	$264,786	$351,614	$389,430	$306,226	$375,397	$334,596	$297,070
Fixed Charges (as below)	149,492	121,573	126,168	130,599	125,551	137,187	105,931
Total Earnings	$414,278	$473,187	$515,598	$436,825	$500,948	$471,783	$403,001

FIXED CHARGES
Interest Expense	$93,603	$83,682	$106,464	$118,685	$103,352	$95,395	$72,461
Credit for Allowance for Borrowed Funds Used During Construction	7,689	6,691	3,904	4,814	16,399	35,992	29,120
Estimated Interest Element in Lease Rentals	48,200	31,200	15,800	7,100	5,800	5,800	4,350
Total Fixed Charges	$149,492	$121,573	$126,168	$130,599	$125,551	$137,187	$105,931

Ratio of Earnings to Fixed Charges	2.77	3.89	4.08	3.34	3.98	3.43	3.80